Filed by Aetna Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Coventry Health Care, Inc.
(Commission File No.: 1-16477)

Field Communications
August 20, 2012 Aetna to Acquire Coventry Contacts • Communications Mailbox
Overview:
Today Aetna announced it has entered into a definitive agreement to acquire Coventry Health Care, Inc.  Coventry is a diversified managed health care company that offers Medicare Advantage and Medicare Part D programs, Medicaid managed care plans, group and individual health insurance, coverage for specialty services such as workers’ compensation, and network rental services.  Coventry has distinct capabilities and a local focus that will accelerate our efforts to bring simpler, more affordable products to consumer insurance exchanges in 2014 and beyond. Integrating Coventry into Aetna will complement our strategy to expand our core insurance business, increase our presence in Government business and expand our relationships with providers in local geographies.

Field Sales Calls
This announcement will generate many questions from our broker and consultant partners and customers. Field sales representatives who anticipate receiving questions about this announcement should call in to one of two remaining scheduled calls, hosted by Jerry Gooden, to help you prepare to address those questions. If you attended the call this morning, you do not need to call in to another call.

Monday 2-2:30 EST
Call in #1-xxx-xxx-xxxx or xxx-xxx-xxxx
Participant passcode: xxxxxxx

Tuesday 10-10:30 EST
Call in #  1- xxx-xxx-xxxx  or xxx-xxx-xxxx
Participant passcode: xxxxxxx

Background:

Through the Coventry acquisition, on a pro forma basis, Aetna will add nearly 4 million medical members and 1.5 million Medicare Part D members, and will build on our existing resources and capabilities.

Additional Details:

•	The Coventry acquisition is expected to:
o	Increase our presence in Government business.

o	Add a growing Individual Medicare Advantage business and a leading Medicare Part D business, complementing Aetna’s Group Medicare Advantage franchise.

o	Substantially increase our Medicaid footprint, creating more opportunities to participate in the expansion of Medicaid and to pursue high acuity populations as they move into managed care.

•	Coventry has built a reputation for its intense local focus, an efficient operating model and affordable products needed to be successful in the small group and individual businesses.

•
Coventry’s local focus also has helped it develop strong hospital and physician relationships, which will complement our efforts in geographies where we want to improve our network and introduce our new Accountable Care Solutions model.

•
The acquisition will create opportunities to improve Aetna’s operating efficiency, as well as network and medical management savings, by spreading operating costs across a larger membership base.  Coventry operates local health plans that serve 27 states, primarily in the Mid-Atlantic, Midwest, Mountain West and Southeast United States.

•
Coventry operates health plans under various names including: Altius Health Plans, Cambridge Life Insurance Company, Carelink Health Plans, Confident Care Health Plan, Inc., CoventryCares, Coventry Health, Coventry Health Care, Coventry Health and Life, Coventry Summit Health Plan, First Health, First Health Life and Health Insurance Company, Group Dental Service, HealthAmerica, HealthAssurance, HealthCare USA, MHNet, MHNet Life and Health Insurance Company, Preferred Health Systems, and WellPath.

Once the acquisition is completed, Aetna will have a larger capital base and stronger business profile that will enable us to deliver more competitive offerings to meet the needs of the people we serve. The transaction is subject to customary closing conditions, including regulatory and other approvals, and we anticipate completing the acquisition in the middle of 2013.

Important information for sales teams

Please note that until the acquisition is complete, ALL communications related to Coventry must be pre-cleared by Corporate Communications and Bill Baskin or Traci Kosak. You may only use the approved communications below, without changes. Do not alter any of the communications below or create new communications on your own.

Additional Resources:
•     Key Messages
•     Press Release
•     Frequently Asked Questions (for internal use only, not for external distribution)
•     Customer Communication (to be used only as needed)
•     Broker Communication; will be sent centrally to brokers

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Aetna Inc. (“Aetna”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and Coventry Health Care, Inc. (“Coventry”) will file with the SEC a proxy statement/prospectus, and each of Aetna and Coventry will file other documents with respect to the proposed acquisition of Coventry and a definitive proxy statement/prospectus will be mailed to stockholders of Coventry.  INVESTORS AND SECURITY HOLDERS OF COVENTRY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Aetna or Coventry through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.  Copies of the documents filed with the SEC by Coventry will be available free of charge on Coventry’s internet website at http://www.cvty.com or by contacting Coventry’s Investor Relations Department at 301-581-5717.

Aetna, Coventry, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Coventry is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011, which was filed with the SEC on February 28, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 6, 2012, and its Current Report on Form 8-K, which was filed with the SEC on May 31, 2012.  Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2011 (“Aetna’s Annual Report”), which was filed with the SEC on February 24, 2012, its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 9, 2012 and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012 (“Aetna’s Second Quarter 10-Q”) which was filed with the SEC on July 31, 2012.  Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will” or the negative thereof or other variations thereon or comparable terminology.  These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control.

Statements in this document that are forward-looking, including projections as to the anticipated benefits of the pending transaction to Aetna, medical membership and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s control.  Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Coventry’s businesses; the diversion of management time on acquisition-related issues; and the implementation of health care reform legislation and changes in Aetna’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows.  Health care reform will significantly impact Aetna’s business operations and financial results, including Aetna’s medical benefit ratios.  Components of the legislation will be phased in over the next six years, and Aetna will be required to dedicate material resources and incur material expenses during that time to implement health care reform.  Many significant parts of the legislation, including health insurance exchanges, Medicaid expansion, the scope of “essential benefits,” employer penalties and the implementation of minimum medical loss ratios, require further guidance and clarification both at the federal level and/or in the form of regulations and actions by state legislatures to implement the law.  In addition, pending efforts in the U.S. Congress to repeal, amend, or restrict funding for various aspects of health care reform, the 2012 presidential and congressional elections, and the possibility of additional litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform.  As a result, many of the impacts of health care reform will not be known for the next several years.  Other important risk factors include: adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s potential litigation exposure) or mandate coverage of certain health benefits); Aetna’s ability to differentiate its products and solutions from those offered by its competitors, and demonstrate that its products lead to access to better quality of care by its members; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu, increased COBRA participation rates or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; increases resulting from unfavorable changes in contracting or re-contracting with providers, and increased pharmacy costs); failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to us; adverse changes in size, product mix or medical cost experience of membership; Aetna’s ability to diversify its sources of revenue and earnings; adverse program, pricing or funding actions by federal or state government payors, including curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; the ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; the ability to successfully implement Aetna’s agreement with CVS Caremark Corporation on a timely basis and in a cost-efficient manner and to achieve projected operating efficiencies for the agreement; Aetna’s ability to integrate, simplify, and enhance its existing information technology systems and platforms to keep pace with changing customer and regulatory needs; the success of Aetna’s health information technology initiatives; Aetna’s ability to successfully integrate its businesses (including Medicity, Prodigy Health Group, PayFlex, and Genworth Financial Inc.’s Medicare Supplement business and other businesses Aetna may acquire in the future, including Coventry) and implement multiple strategic and operational initiatives simultaneously; managing executive succession and key talent retention, recruitment and development; the outcome of various litigation and regulatory matters, including guaranty fund assessments and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s payment practices with respect to out-of-network providers and/or life insurance policies; reputational issues arising from its social media activities, data security breaches, other cybersecurity risks or other causes; the ability to develop and maintain relations with providers while taking actions to reduce medical costs and/or expand the services Aetna offers; Aetna’s ability to maintain its relationships with third party brokers, consultants and agents who sell Aetna’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; and a downgrade in Aetna’s financial ratings.  For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (Aetna’s “First Quarter 10-Q”) and Aetna’s Second Quarter 10-Q (together with Aetna’s First Quarter 10-Q, Aetna’s “Quarterly Reports”), each on file with the SEC.  You also should read Aetna’s Annual Report and Aetna’s Quarterly Reports for a discussion of Aetna’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Coventry.  Neither Aetna nor Coventry assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.